January 18, 2008


Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: International Flavors & Fragrances Inc.
     File Reference 001-4858
     Form 10-K for the year ended December 31, 2006
     Form 10-Q for the period ended June 30, 2007
     Proxy Statement on Schedule 14A

Dear Mr. Decker:

The Company is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated December 19, 2007. The items below correspond to the matters raised in your letter; the questions raised by the Commission have been repeated, and the Company's response immediately follows.

FORM 10-K FOR THE YEAR ENDED  DECEMBER  31,  2006  Management's  Discussion  and
--------------------------------------------------------------------------------
Analysis of Financial  Condition  and Results of Operations  Operating  Results,
--------------------------------------------------------------------------------
page 23
-------

     1. We note your response to comment 4 and the proposed future filing disclosures presented in Appendix I of your letter. It is unclear whether the proposed future filing disclosures are intended to represent your entire analysis of operating results for each segment or if you intentionally provided only a portion of your intended future filing disclosures. We would expect that a comprehensive segment analysis would include a discussion of sales, cost of goods sold, gross profit, research and development costs, selling and administrative expenses and any other significant financial statement line items separately for each segment. Please provide us with the revised MD&A segment analysis disclosures for 2006 compared to 2005, which will appear in your 2007 Form 10-K.

Company Response:
----------------
Our 2007 Form 10-K will include the MD&A segment analysis disclosures for 2006 compared to 2005 as presented in Appendix 1 to this response. Our accompanying response addresses the operating results; commentary on sales will continue to be addressed in a separate section of the MD&A.

PROXY  STATEMENT ON SCHEDULE 14A,  FILED MARCH 23, 2007  Executive  Compensation
--------------------------------------------------------------------------------
Discussion & Analysis, page 36
------------------------------

     2. Please confirm that you will disclose the information set forth in your responses to comments 17 and 18 in future proxy statements.

Company Response:
----------------
The Company confirms that it will disclose such information in future proxy statements.

                             **********************

If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7145.

In connection with responding to your comments, the Company acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Yours very truly,

                                                     /s/ Douglas. J. Wetmore
                                                     -------------------------
                                                     Douglas J. Wetmore
                                                     Senior Vice President and
                                                     Chief Financial Officer

                                                                  Appendix I

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition

Operating Results

The relationship of cost of goods sold and other operating expenses to net sales was as follows:

                                                    December 31,
                                        -------------------------------------
                                           2007        2006          2005
                                        -----------  ----------   ----------
Costs of Goods Sold                         %          57.8%         58.6%
Research and Development Expenses           %           8.9%          9.0%
Selling and Administrative Expenses         %          16.8%         17.0%

     2006 in Comparison to 2005

     Cost of goods sold, as a percentage of sales, decreased 80 basis points compared with 2005, mainly as a result of the improved sales performance leading to better absorption of manufacturing expenses, and favorable product mix. We also benefited from the elimination of 69 manufacturing positions in 2005, mainly in North America and Europe, which resulted in savings of $4 million. The average cost of raw materials increased 2%-3% over the prior year.


     Research and Development expenses were 8.9% of sales, in-line with our objective of spending 9% of revenues on research and development annually.


     Selling and Administrative expenses were 16.8% of sales compared to 17.0% in 2005. The 2005 results included $8 million relating to a product contamination matter; 2006 results reflect a benefit of $3 million insurance recovery related to this contamination matter. We benefited from the elimination of 129 positions, mainly in North America and Europe, which resulted in savings of $8 million. The 2006 period also includes $31 million in incentive compensation expense driven by improved sales and operating performance; the 2005 results included $5 million of such expense.

     Interest Expense

     Interest expense totaled $26 million and $24 million in 2006 and 2005, respectively. The average interest rate remained at 3.3% in for both years. The interest rate for each period reflects our debt and interest rate management plans. Additional details are contained in Note X, of the Notes to the Consolidated Financial Statements.

     Other (Income) Expense, Net

     Other (income) expense, net was $10 million of income in 2006 and $3 million of expense in 2005. In 2006, income resulted from gains on asset sales of $18 million, partially offset by higher exchange losses and other non-operating expenses. In 2005, income resulted primarily from exchange gains and higher levels of interest income earned on higher cash balances. Exchange (losses) or gains were $(7) million and $3 million in 2006 and 2005, respectively. The exchange losses in 2006 were mainly the result of having U.S. dollar positions in Europe and Latin America which resulted in exchange losses upon the weakening of the U.S. dollar in comparison to the Euro and other currencies.

     Income Taxes

     The effective tax rate for 2006 was 27.7% and 21.6% for 2005. Our effective tax rate fluctuates as a result of earnings in the countries in which we operate. The 2005 rate was significantly reduced as a result of a tax benefit associated with the American Jobs Creation Act ("AJCA"), which provided for a special one-time tax deduction of 85% of dividends received on eligible repatriated foreign earnings. Tax expense in 2005 reflects a benefit of $25 million relating to our repatriation of $242 million of dividends under the provisions of AJCA. Excluding the benefit, of AJCA, the effective tax rate for 2005 would have been 31.6%.

Operating Results by Business Unit

We evaluate the performance of business units based on operating profit before gains/losses on the disposition of assets, interest expense, other income (expense),net, Restructuring and other charges and income taxes. See Note X to our Financial Statements for the reconciliation to Income before taxes on income.

Flavors

Flavors operating profit of $153 million or 17.1%, as a percentage of sales, increased as compared to $114 million or 13.3% in 2005. The 2005 results included $8 million relating to a product contamination matter; 2006 results reflect a benefit of a $3 million insurance recovery related to this contamination matter. The 2005 results also include approximately $6 million of restructuring charges. This profitability improvement was partially the result of increased sales volume leading to better absorption of manufacturing expenses, and favorable product mix. Selling and administrative expenses declined substantially from 2005 largely as a result of a reduction in headcount related to the restructuring more fully described below, while research and development expenses remained constant with 2005. Offsetting the benefit of the headcount reduction was approximately a $6 million increase in incentive compensation as a result of improved operating results.

Fragrances

Fragrance operating profit of $212 million increased from the $187 million reported in 2005, with a corresponding increase in operating profit, as a percentage of sales, to 17.7% in 2006 from 16.4% in 2005. The 2005 results included approximately $10 million in restructuring charges compared to $3 million in 2006. Higher sales volume led to increased absorption of manufacturing expenses, which was partially offset by higher raw material costs resulting in improved profitability. Spending on research and development remained fairly constant between the two years while selling and administrative expenses declined as a result of the headcount reduction related to the restructuring discussed below. Offsetting the benefit of the headcount reduction was approximately a $10 million increase in incentive compensation as a result of improved operating results.

Global Expenses

The Global expense caption represents corporate and headquarters-related expenses which include legal, finance, human resources and other administrative expenses that are not allocated to individual business unit, as well as gain on sale of businesses and other assets. Global expenses increased by $9 million in 2006 over 2005, primarily due to approximately $11 million of additional incentive compensation in 2006. 2005 Global expenses included $7 million in restructuring charges.